UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Geostationary satellite will ensure

the security of Brazilian communications

Visiona Tecnologia Espacial S.A. and Telebras formally signed a contract, today (November 28), to supply the Defense and Strategic Communications Geostationary Satellite (SGDC) system. The R$ 1.3 billion contract provides for the system to be delivered by the end of 2016. The project involves the Ministries of Communications, of Defense, and of Science and Technology. The satellite will be operated by Telebras on the K (civilian) band and by the Ministry of Defense on the X (military) band.

Visiona is a joint venture of Embraer and Telebras and will be responsible for integration the SGDC system, which will expand broadband internet access in remote regions of the country, through the National Broadband Program (PNBL) and ensure Brazil’s sovereignty over the communications of its Armed Forces. After the signing of the contract, Visiona will formalize the hiring of suppliers and will begin developing and integrating the system. The selected companies are Thales Alenia Space (TAS) to supply the satellite and Ariane Space to launch the device. The contract with suppliers also provide for the transfer of technology to Brazilian companies, and that task will be supervised by the Brazilian National Space Agency (AEB).

“The SGDC system not only will meet the needs of Telebras’ National Broadband Program (PNBL) and the strategic communications of the Brazilian Armed Forces, but it is also an opportunity for Brazil to ensure the sovereignty of its strategic communications in both the civilian and military areas,” explains Telebras President Caio Bonilha.

“We are honored to have been chosen to supply a system so important to the country,” states Visiona President Nelson Salgado. “We trust that this program represents the beginning of a long-term relationship, by establishing a Brazilian space systems integration company, similar to what Embraer represents for the aeronautical and defense segments.”

The SGDC system will also provide full security for the strategic communications of the government, as well as military communications, because it will be controlled in Brazil at stations that are located in military areas, under the coordination of Telebras and the Ministry of Defense.

The acquisition of its own satellite for Brazilian civilian and military communications is a strategic decision for ensuring the nation’s sovereignty. The satellites that currently provide services to Brazil are either controlled by stations outside of the country or the attitude control is in the hands of companies run by foreign capital. In either of the cases there are risks of interrupted services, in situations of international conflict or due to the political or economic interests of others.

ABOUT TELEBRAS

A Telecomunicações Brasileiras S. A. – TELEBRAS is a public and private joint stock company, which provides strategic telecommunications solutions to the Public Administration and market, acting as an agent for local development and fomenting democratic access to information. It offers dedicated access to the internet for telecommunications service providers that have authorization expedited by Anatel. It also provides the necessary infrastructure needed by private telecommunications service providers, States, the Federal District, Municipalities, and nonprofit organizations.

ABOUT VISIONA

Visiona Tecnologia Espacial S.A. is a company of the Embraer and Telebras groups, founded for the initial objective of integrating the Defense and Strategic Communications Geostationary Satellite (SGDC) system of the Brazilian government, which seeks to meet the satellite communications needs of the Federal Government, including the National Broadband Program (PNBL) and a broad spectrum of strategic and defense communications.Visiona also has the purpose of being a satellite integrating company, focusing on the demands of the National Space Activities Program (PNAE/AEB) and of the Strategic Space Systems Program (PESE/FAB).

Press information - Telebras: (61) 2027-1053 / (11) 5501-4655

Press information - Visiona

Maria Selma dos Santos – selmasantos@rp1.com.br

Manuela Rios – manuelarios@rp1.com.br

RP1 Comunicação

Tel.: 11 5501-4655

www.rp1.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. Actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer